UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By:	/s/ Lily Dong
Name:	Lily Dong
Title:	Chief Financial Officer

Date: November 25, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

RDA Microelectronics Announces Appointment of Steven Tang to Board of Directors

SHANGHAI, China, November 23, 2011 — RDA Microelectronics (NASDAQ: RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal chips for cellular, connectivity and broadcast applications, today announced that Mr. Shun Lam Steven Tang has been appointed to RDA’s Board of Directors and will serve as Secretary of the Board.

Mr. Tang has been RDA’s Senior Vice President of Operations since 2010 and has over 15 years of experience in executive management and board positions for several technology and semiconductor companies. Prior to joining RDA, he was the President of Asia Pacific for Viasystems Group, Inc., a company listed on the New York Stock Exchange. Prior to Viasystems, he was a Managing Director for Pace Inc. as well as Non-Executive Chairman for Linefan Technology Holding Limited, a Hong Kong-listed company. Mr. Tang also served as Independent Director and Chairman of the finance and audit committee of Wanji Pharmaceutical Holdings Limited, also a Hong Kong-listed company. Mr. Tang received a Bachelor of Science degree in electrical and electronics engineering from Nottingham University in England and an MBA in economic forecasting from Bradford University.

“I am very pleased to welcome Steven to our Board of Directors,” commented Vincent Tai, Co-Founder, Chairman of the Board, and Chief Executive Officer of RDA. “He has an in-depth knowledge of RDA’s business and has been an important contributor to our operational accomplishments. I am confident that he will continue to help drive RDA’s future success.”

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, FM radio receivers, set-top box tuners, analog mobile television receivers, walkie-talkie transceivers, LNB satellite down converters, and Bluetooth system-on-chips. For additional information, please see the Company’s website at http://www.rdamicro.com.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com